October 20, 2021	Orrick, Herrington & Sutcliffe LLP
The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Melissa Kindelan
Christine Dietz
Austin Pattan
Kathleen Krebs

Re:	Weave Communications, Inc.
Registration Statement on Form S-1
Submitted October 18, 2021
Registration No. 333-260321
Ladies and Gentlemen:
On behalf of Weave Communications, Inc. (the “Company”), we are submitting this letter in response to verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide a supplemental analysis of the Company’s equity-based compensation relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on October 18, 2021.
The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Preliminary Price Range
To assist the Staff in its evaluation of the Company’s determination of the fair value of its common stock (“Common Stock”), stock compensation disclosures, and certain other matters, the Company supplementally advises the Staff that on October 19, 2021, Goldman Sachs & Co. LLC, BofA Securities, Inc., and Citigroup Global Markets Inc., the lead underwriters for the Company’s proposed initial public offering (“IPO”) pursuant to the Registration Statement, on behalf of the underwriters named therein (the “Underwriters”), advised the Company that, based on a number of factors, including input received from the Company’s “testing the waters meetings” and current market conditions, it anticipated that the Underwriters would recommend to the Company a preliminary price range of $[A1] to $[A2] per share (the “Preliminary Price Range”), resulting in a midpoint of [A3] per share (the “Midpoint Price”). The Preliminary Price Range does not reflect a 2-for-1 forward stock split that is

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currently being contemplated by the Company’s board of directors (the “Board”), which if approved, would be reflected in the next amendment to the Registration Statement.
The Preliminary Price Range does not take into account any discount for the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the lead underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as the Company and recent market conditions. Prior to October 15, 2021, the Underwriters had not provided the Company with any specific estimated price range.
Equity Grants and Common Stock Valuations
As described in the Company’s letter dated September 27, 2021, responding to the Staff’s comments received by letter dated September 17, 2021 (the “Response Letter”), for financial reporting purposes, the Company estimated fair value per share of the Common Stock based on the Board-determined fair value of the Common Stock, which took into account contemporaneous independent Common Stock valuation reports ("Valuation Reports") from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. For the stock options granted on July 1, 2021, the Company applied the weighted average increase of the Company’s annual recurring revenue (“ARR”) between the dates of Valuation Reports that derived a fair value of $15.26 per share as of April 1, 2021 and $19.60 per share as of August 1, 2021, to increase the fair value per share for the intervening period in which an independent valuation had not been performed to derive a fair value per share of Common Stock of $18.87. With respect to the stock options granted on September 6, 2021, the Company similarly derived the fair value per share of Common Stock by dividing ARR as of September 6, 2021 by ARR as of August 1, 2021 and multiplying by the August 1, 2021 Valuation Report value of $19.60 to derive a fair value per share of Common Stock of $20.11. The Company believes that its methodology provides the most reasonable basis for the valuation of Common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.
Comparison of Recent Grant Prices to the Midpoint of the Preliminary Price Range
The Company believes that the primary factors that explain the difference between the Midpoint Price and the fair value of the Common Stock used for purposes of measuring the grant date fair value of the Common Stock underlying the stock options granted on July 1, 2021 and September 6, 2021 (collectively, the “Q3 Grants”) are as follows:

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Valuation Methodology Specific Factors
    The Midpoint Price assumes with 100% probability that the Company completes an IPO, and that all of the Company’s convertible preferred stock will be converted into common stock. In contrast, the August 1, 2021 Valuation Report valued the Common Stock using a combination of secondary transaction inputs,1 the probability-weighted expected return method, and the Option-Pricing Method to derive equity value using three approaches: (1) a scenario in which the Company remained a privately held company, which was weighted at 65%, (2) a scenario where the Company successfully completes an initial public offering in the near term, which was weighted at 20%, and (3) an approach using secondary market transactions, which was weighted at 15%. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The corresponding elimination in an initial public offering of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock than in the scenarios in which the Company is assumed to remain private for a more extended period. Accordingly, the assumption underlying the Midpoint Price that the Company would complete an IPO with 100% probability, as compared to the assignment of a probability of 20% to a near-term initial public offering in the August 1, 2021 Valuation Report, is a significant factor underlying the difference between the grant date fair values of the Q3 Grants and the Midpoint Price.
    The Midpoint Price represents a future price for shares of the Common Stock that, if issued in the IPO, will be immediately freely tradable in a public market. In contrast, the August 1 Valuation Report applied a discount for lack of marketability of 25% to the going concern valuation in the scenario in which the Company was assumed to remain private and in the range of 13% to 15% in the scenario in which an initial public offering was assumed to take place in the near term, as the shares were then illiquid and might never become liquid. (No discount for lack of marketability was applied to the valuation approach based on secondary market transactions as the prices in such transactions inherently reflected a discount for lack of marketability). These discounts for lack of marketability are significant factors underlying the difference between the grant date fair values of the Q3 Grants and the Midpoint Price.
IPO Market Specific Factors
    The valuation considerations for estimating the Midpoint Price information of current market conditions, including increased activity levels for initial public offerings of technology companies despite the relative volatility in the equity markets due to the COVID-19 pandemic and other macroeconomic risks. In particular, the Dow Jones and NASDAQ indices both increased from June 30, 2021 to August 31, 2021 in excess of 700 points and continue to show improvement, and the volume of U.S. technology initial public offerings in 2021 is on pace to set historic records,
1 As discussed in the Response Letter, in the six months prior to August 1, 2021, a total of approximately 3.9 million shares of Common Stock had been sold for total consideration of $76.8 million, implying a weighted average price of $19.80 per share.

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suggesting a favorable market for companies similar to the Company in executing and completing initial public offerings. Furthermore, the valuations for recent initial public offerings for technology companies have increased significantly due to favorable market tailwinds, strong growth, and durable business models. Of note, since September 2020, a number of high-growth technology companies relatively similar to the Company have completed initial public offerings and have realized very substantial increases in trading prices at three months following the applicable initial public offering date relative to their respective initial public offering prices.
In conclusion, the Company respectfully submits that the differences between the Midpoint Price and the grant date fair values of the Q3 Grants are reasonable and that the deemed per share fair values used as the basis for determining equity-based compensation expense in connection with the stock option grants are reasonable and appropriate in light of the considerations outlined above.
The information identified as [A1], [A2] and [A3] in the Company’s response to the Staff’s comment are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.
Sincerely,

/s/ William L. Hughes

William L. Hughes

cc:	Roy Banks, Weave Communications, Inc.
Wendy Harper, Esq. Weave Communications, Inc.
Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP
Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP
John Savva, Esq., Sullivan & Cromwell LLP
Sarah Payne, Esq., Sullivan & Cromwell LLP